LifeBridge 10000, LLC

Financial Statements

For fiscal year ended December 31, 2019 and 2020

(Unaudited)

LifeBridge 10000
Consolidated Statement of Cash Flows
January 1, 2019 Through December 31, 2020

Cashflow from Operations		2019		2020
Loyalty Based Innovations: Net IP Income (Loss)	$	(21,328.47)	$	22,330.34
Lifebridge 10000: Net Income (Loss)	$	(336,230.93)	$	(324,621.60)
Loyalty Based Innovations: Adjustments to reconcile Net Income to net cash provided by operations: Due to Lifebridge	$	21,704.35	$	(125.00)
Loyalty Based Innovations: Adjustments to reconcile Net Income to net cash provided by operations: Due to Peter Travers	$	-	$	70.00
Loyalty Based Innovations: Adjustments to reconcile Net Income to net cash provided by operations: Loan from Comprehensive Loyalty	$	-	$	15.00
LifeBridge 10000: Adjustments to reconcile Net Income to net cash provided by operations: Due to Comprehensive Inn.	$	(5,036.00)	$	(2,818.00)
LifeBridge 10000: Adjustments to reconcile Net Income to net cash provided by operations: Loan from Loyalty Based Inovations	$	(500.00)	$	125.00
LifeBridge 10000: Adjustments to reconcile Net Income to net cash provided by operations: Payroll Liabilities:Federal Taxes (941/944)	$	1,152.96	$	861.64
Total Cashflows from Operations	**$**	**(340,238.09)**	**$**	**(304,162.62)**

Cashflows from Investing				
Loyalty Based Innovations: Loan to Comprehensive Innovations	$	(150.00)	$	-
Lifebridge 10000: Furniture & Fixtures	$	(4,592.78)	$	(1,357.19)
Lifebridge 10000: Accumulated Depreciation	$	4,724.97	$	1,451.62
Lifebridge 10000: Trademarks	$	(4,500.00)	$	-
Lifebridge 10000: Accumulated Amortization	$	875.00	$	900.00
Total Cashflows from Investing	**$**	**(3,642.81)**	**$**	**994.43**

Cashflows from Financing				
Loyalty Based Innovations: Member Contribution - David	$	(2,000.00)	$	-
Loyalty Based Innovations: Members Equity - David	$	5,520.89	$	(10,664.23)
Loyalty Based Innovations: Members Equity - Peter	$	3,520.88	$	(10,664.24)
Loyalty Based Innovations: Retained Earnings	$	(7,041.77)	$	(524.79)
Lifebridge 10000: Investor Equity	$	180,404.57	$	141,616.01
Lifebridge 10000: Retained Earnings	$	124,595.43	$	336,230.93
Total Cashflows from Financing	**$**	**305,000.00**	**$**	**455,993.68**

Beginning Cash Balance	$	50,077.92	$	11,197.02
Change in Cashflows	$	(38,880.90)	$	152,825.49
Year Cashflows	$	11,197.02	$	164,022.51
Cashflow for As of Year End	$	11,197.02	$	164,022.51

LifeBridge 10000
Statement of Income and Expense
January 1, 2019 Through December 31, 2020

		2019		2020
Revenue				
IP Income - Loyalty Based Innovations: Patent Service Income	$	58,450.00	$	42,650.00
LifeBridge 10000: Leasing of TTF Device	$	-	$	-
LifeBridge 10000: Interest Income	$	3.41	$	0.02
Total Revenue	$	58,453.41	$	42,650.02
Cost of Goods Sold				
Cost of Goods Sold	$	-	$	-
Total Cost of Goods Sold	$	-	$	-
Gross Profit	$	58,453.41	$	42,650.02
Expenses				
LifeBridge 10000: Wages	$	53,095.42	$	71,429.58
LifeBridge 10000: Taxes	$	4,147.20	$	5,549.94
LifeBridge 10000: Payroll Benefits	$	-	$	11.02
LifeBridge 10000: Training	$	2,066.86	$	-
LifeBridge 10000: Professional Fees	$	103,398.78	$	60,385.50
LifeBridge 10000: Engineering & Design Services	$	23,687.08	$	25,586.55
LifeBridge 10000: Legal	$	2,603.58	$	6,900.00
LifeBridge 10000: Rent	$	12,421.89	$	18,149.79
LifeBridge 10000: Utilities	$	3,905.50	$	350.66
LifeBridge 10000: Internet	$	-	$	170.45
LifeBridge 10000: Telephone Expense	$	96.29	$	579.66
LifeBridge 10000: Repairs and Maintenance	$	607.05	$	1,183.25
LifeBridge 10000: Offfice Supplies	$	2,002.59	$	1,262.43
LifeBridge 10000: Computer Hardware	$	634.14	$	267.39
LifeBridge 10000: Computer Software	$	145.00	$	51.95
LifeBridge 10000: Computer Software Subcriptions	$	5,254.65	$	4,365.08
LifeBridge 10000: Office Furniture & Equipment	$	213.67	$	(154.59)
LifeBridge 10000: Shipping	$	1,055.57	$	1,502.38
LifeBridge 10000: Postage	$	24.70	$	214.50
LifeBridge 10000: Office Meals	$	4,942.82	$	1,212.25
LifeBridge 10000: Bank Service Charges	$	230.00	$	177.00
LifeBridge 10000: Business Licenses and Permits	$	138.75	$	188.75
LifeBridge 10000: Insurance Expense	$	1,675.74	$	1,628.07
LifeBridge 10000: Dues and Subscriptions	$	53.85	$	129.00
LifeBridge 10000: Video Production	$	791.50	$	107.09
LifeBridge 10000: Printing & Graphic Design	$	209.74	$	14.99
LifeBridge 10000: Presentation Materials	$	302.57	$	3,500.00
LifeBridge 10000: Meals & Entertainment	$	704.96	$	144.00
LifeBridge 10000: Travel Expense	$	10,834.84	$	4,141.89
LifeBridge 10000: Engineering Fees	$	-	$	2,816.37
LifeBridge 10000: Hardware Testing	$	-	$	2,328.29
LifeBridge 10000: Parts	$	87,143.41	$	115,336.33
LifeBridge 10000: Consumables Raw	$	3,760.12	$	3,467.21
LifeBridge 10000: Laboratory Fees	$	-	$	-
LifeBridge 10000: Tools	$	2,593.91	$	1,739.34
LifeBridge 10000: Reference Materials	$	44.94	$	208.90
LifeBridge 10000: Small Equipment	$	1,847.25	$	385.98
Loyalty Based Innovations: Bank Service Charges	$	126.00	$	84.00
Loyalty Based Innovations: Computer and Internet Expenses	$	367.47	$	179.87
Loyalty Based Innovations: Dues and Subscriptions	$	138.75	$	138.75
Loyalty Based Innovations: Patent Expense	$	33,282.99	$	38,695.30
Loyalty Based Innovations: Patent Management	$	22,510.00	$	1,500.00
Loyalty Based Innovations: Professional Fees	$	1,500.00	$	1,575.00
Total Expenses	$	388,559.58	$	377,503.92
Net Ordinary Income	$	(330,106.17)	$	(334,853.90)
Other Income/Expense				
LifeBridge 10000: PPP Loan Forgiveness	$	-	$	13,061.00
Total Other Income	$	-	$	13,061.00
LifeBridge 10000: Amortization	$	875.00	$	900.00
LifeBridge 10000: Depreciation	$	4,724.97	$	1,451.62
Total Other Expense	$	5,599.97	$	2,351.62
Net Other Income	$	(5,599.97)	$	10,709.38
Net Income	$	(335,706.14)	$	(324,144.52)

LifeBridge 10000
Balance Sheet
As of December 31, 2019 and December 31, 2020

Assets		2019		2020
Current Assets				
LifeBridge 10000, LLC	$	10,448.14	$	162,986.53
LifeBridge 10000: Paypal Account	$	36.42	$	36.42
LifeBridge 10000: Savings 0361	$	400.06	$	250.08
Loyalty Based Inovations: Checking 3413	$	312.40	$	749.48
Total Current Assets	$	11,197.02	$	164,022.51
Fixed Assets				
LifeBridge 10000: Furniture & Fixtures	$	2,114.85	$	2,114.85
LifeBridge 10000: Furniture & Fixtures - Other	$	4,592.78	$	5,949.97
LifeBridge 10000: Accumulated Depreciation	$	(6,377.07)	$	(7,828.69)
Total Fixed Assets	**$**	**330.56**	**$**	**236.13**
Other Assets				
LifeBridge 10000: Trademarks	$	4,500.00	$	4,500.00
LifeBridge 10000: Accumulated Amortization	$	(875.00)	$	(1,775.00)
Loyalty Based Inovations: Loan to Comprehensive Innovatio	$	10,500.00	$	10,500.00
Total Other Assets	**$**	**14,125.00**	**$**	**13,225.00**
Total Assets	**$**	**25,652.58**	**$**	**177,483.64**

Liabilities				
Current Liabilities				
LifeBridge 10000: Due to Comprehensive Inn.	$	4,803.96	$	1,985.96
LifeBridge 10000: Federal Taxes (941/944)	$	1,152.96	$	2,014.60
Loyalty Based Inovations: Due to Peter Travers	$	400.00	$	470.00
Loyalty Based Inovations: Loan from Comprehensive Loyalty	$	-	$	15.00
Total Current Liabilities	**$**	**6,356.92**	**$**	**4,485.56**
Total Liabilities	**$**	**6,356.92**	**$**	**4,485.56**

Equity				
LifeBridge 10000: Investor Equity	$	344,965.28	$	508,434.55
LifeBridge 10000: Net Income	$	(336,230.93)	$	(324,621.60)
Loyalty Based Inovations: Members Equity - David	$	(5,169.74)	$	(15,833.97)
Loyalty Based Inovations: Members Equity - Peter	$	15,206.26	$	4,542.02
Loyalty Based Inovations: Net Income	$	524.79	$	477.08
Total Equity	**$**	**19,295.66**	**$**	**172,998.08**
Total Liabilities & Equity	**$**	**25,652.58**	**$**	**177,483.64**

LifeBridge 10000 Statement of Owners Equity
January 1, 2019 Through December 31, 2020

	2019	2020
Add		
LifeBridge 10000: Investor Equity	$ 357,854.54	$ 499,470.55
LifeBridge 10000: Net Income (Loss)	$ (336,230.93)	$ (324,621.60)
Loyalty Based Inovations: Members Equity - David	$ (5,169.74)	$ (15,833.97)
Loyalty Based Inovations: Members Equity - Peter	$ 15,206.26	$ 4,542.02
Loyalty Based Inovations: Net IP Income	$ (21,328.47)	$ 477.08
Subtotal	**$ 32,184.92**	**$ 164,034.08**
Equity at Year End	**$ $ 32,184.92**	$ **$ 164,034.08**

LifeBridge 10000, LLC

NOTES TO THE FINANCIAL STATEMENTS

For the period January 1, 2019, through December 31, 2020

NOTE I – ORGANIZATION AND NATURE OF THE BUSINESS

LifeBridge 10000, LLC (the "Company"), is a medical device company developing cancer therapies. The Company is incorporated in the state of Florida.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company prepared the accompanying financial statements in conformity with Generally Accepted Accounting Principles on an accrual basis. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, necessary to fairly present the accompanying financial statements.

Use of Estimates – Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase.

Restricted Cash – The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of July 22, 2021.

Income Taxes –For U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition.

Subsequent Events - The Company has evaluated subsequent events through July 22, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

NOTE 3 – NATURE OF THE BUSINESS

Inter Company Transfers – Loyalty Based Innovations LLC, is an independent company that owns Intellectual Property (Patents) in the area of tumor treating fields. Loyalty Based Innovations, LLC has signed an exclusive, global, perpetual, royalty free license agreement with LifeBridge 10000, LLC for all of its intellectual property. The license agreement calls for LifeBridge 10000, LLC to reimburse Loyalty Based Innovations its expenses for maintaining existing patents and for filing new patents that are incorporated into the license agreement. Loyalty Based Innovations only licenses intellectual property to LifeBridge 10000. Funds provided to Loyalty Based Innovations from LifeBridge 10000 to fulfill its license agreement are listed as intercompany transfers on the attached financial statements. When investors purchase equity units in LifeBridge 10000, LLC a joinder agreement supplies them with an equal number of equity units in Loyalty Based Innovations, LLC with no additional capital provided.